SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               Schedule 13G


                   Under the Securities Exchange Act of 1934



                        TRAVIS BOATS & MOTORS, INC.
                            (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                              894363-10-0
                             (CUSIP Number)



Check the following box if a fee is being paid with this statement|_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joseph E. Simpson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|
          (b) |_|

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5. SOLE VOTING POWER
         249,000
    6. SHARED VOTING POWER
          -0-
    7. SOLE DISPOSITIVE POWER
        249,000
    8. SHARED DISPOSITIVE POWER
          -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        249,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.9%

12. TYPE OF REPORTING PERSON*

          IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1 (a) Name of Issuer:

           Travis Boats & Motors, Inc.

Item 1 (b) Address of Issuer's Principal Executive Offices:

           5000 Plaza on the Lake, Suite 250
           Austin, Texas 78747

Item 2 (a) Name of Person Filing:

           Joseph E. Simpson

Item 2 (b) Address of Principal Business Office or, if none, Residence:

           5000 Plaza on the Lake, Suite 250
           Austin, Texas 78747

Item 2 (c) Citizenship:

           USA

Item 2 (d) Title of Class of Securities:

           Common Stock, par value $.01

Item 2 (e) CUSIP No.:

           894363-10-0

Item 3.    Not Applicable.

Item 4.    Ownership.

Item 4 (a) Amount Beneficially Owned:

           Mr. Simpson owns 249,000 shares of the Issuer's Common Stock.

Item 4 (b) Percent of Class:

           5.9%


Item 4 (c) Number of Shares as to Which Such Person Has:

           (i)   Sole power to vote or to direct the vote:  249,000

           (ii)  Shared power to vote or to direct the vote:  -0-

           (iii) Sole power to dispose or to direct the disposition of: 249,000

           (iv)  Shared power to dispose or to direct the disposition of:  -0-

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

           Not Applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 16, 1998
                                              _________________
                                                    Date


                                              _/s/_Joseph E. Simpson
                                                  Signature


                                             Joseph E. Simpson
                                             _________________
                                                    (Name)